Ligand Pharmaceuticals Incorporated
11119 North Torrey Pines Rd., Suite 200
La Jolla, California 92037

February 12, 2014

VIA EDGAR
Jeffrey P. Riedler, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:    Ligand Pharmaceuticals Incorporated (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 14, 2013
File Number: 001-33093

Dear Mr. Rosenberg:

This letter represents the Company’s response to the Staff’s comment letter dated January 30, 2014. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comment and the Company’s response for each item below.

The Company acknowledges the following in regards to its filings:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Select Late-Stage Development or Commercial Programs, page 2
1.    We note your response to our prior comment 2. However, it appears that the proposed disclosure of your material late-stage development and commercial programs does not include all of the requested information. With respect to each of the programs identified in this section, please revise your disclosure to provide all of the material terms of your agreements with third parties. If not already disclosed, for each agreement please specifically describe, as applicable:

•	if a partnership or collaboration, describe the purpose and outline the terms of the relationship;

•	ownership rights to related intellectual property;

•	the nature and scope of intellectual property transferred or conveyed;

•	the duration of the agreement;

•	the duration of the royalty obligation;

•	a description of each party’s right to terminate the agreement

•	aggregate potential milestone payments to be received;

•	the range of royalties that may be payable (e.g. low single-digit or a range not to exceed ten percent); and

•	any other material rights and obligations, including material payment provisions.
Ligand response:
In response to the Staff’s comment, the Company has further reviewed its disclosure regarding its material late-stage development and commercial programs, and will provide substantially the following disclosure in its Annual Report on Form 10-K for the year ended December 31, 2013, under the heading “Item 1. Business – Material Late-Stage Development or Commercial Programs.” For the Staff’s convenience, the Company has attached to this response as Exhibit A a marked copy of the following proposed disclosure to show changes to the proposed disclosure provided in the Company’s response to the Staff’s prior comment 2.
Material Late-Stage Development or Commercial Programs
Promacta (GSK)
GSK’s Promacta (Eltrombopag) is the first oral thrombopoietin (TPO) receptor agonist therapy for the treatment of adult patients with chronic immune (idiopathic) thrombocytopenic purpura, or ITP. In late 2008, the U.S. Food and Drug Administration, or FDA, granted accelerated approval of Promacta for the treatment of thrombocytopenia in patients with chronic ITP, who have had an insufficient response to corticosteroids, immunoglobulins or splenectomy.
In 2010, GSK received approval for Revolade® (eltrombopag/Promacta) from the European Medicines Agency’s Committee for Medicinal Products for Human Use (CHMP) and from the Japanese Ministry of Health, Labour and Welfare for the oral treatment of thrombocytopenia (reduced platelet count) in adults with the blood disorder chronic ITP.
In February 2011, the FDA granted GSK full approval status for Promacta in the United States following the submission of long-term safety data from post-marketing clinical studies, as well as the completion of other commitments that verify the clinical benefit to patients. Additionally, it was reported in November 2011 that the Risk Evaluation and Mitigation Strategies (REMS) program that Promacta had been operating under in the United States was being significantly reduced in scope by the FDA due to data that had been submitted by GSK demonstrating the long-term safety of Promacta.
In November 2012, the FDA approved Promacta for the treatment of thrombocytopenia (low blood platelet counts) in patients with chronic hepatitis C to allow them to initiate and maintain interferon-based therapy. Promacta is the first supportive care treatment available to patients who are ineligible or poor candidates for interferon-based therapy due to their low blood platelet counts. Promacta in combination with interferon-based therapy has been shown to improve a patient’s chance of achieving a sustained virologic response (SVR) or viral cure.
In September 2013, GSK received Marketing Authorization from the European Commission for an additional Revolade (eltrombopag/Promacta) indication as the first approved treatment for chronic Hepatitis C-associated thrombocytopenia.
GSK is conducting clinical studies of Promacta for various indications, including oncology-related indications. Promacta is authorized for use in 95 countries.
We entered into a Research, Development and License Agreement with SmithKline Beecham Corporation (now GSK) on December 29, 1994. The purpose of the agreement was to engage in a joint research and development effort to discover and/or design small molecule compounds which act as MODULATORS of certain STATS, to develop pharmaceutical products from such compounds and to commercialize products resulting from the joint research and development. We granted an exclusive license under our patent rights to any product developed from the joint research. GSK has listed a patent in the FDA’s Orange Book for Promacta with an expiration date in 2027, and we are entitled to receive royalties related to Promacta under this license as set forth below. The obligation to pay royalties lasts during the life or the relevant patents or at a reduced rate for ten years from the first commercial sale, whichever is longer, on a country-by-country basis. Absent early termination for bankruptcy or material breach, the term of the agreement expires upon expiration of the obligation to pay royalties. Either party may terminate the agreement in the event of bankruptcy or material breach. There are no remaining milestones to be paid under the agreement. We are entitled to receive royalties on annual net sales of Promacta as set forth in the following table:

AGGREGATE NET SALES IN EACH CALENDAR YEAR	ROYALTY RATE*
Less than $100M annual sales	4.7%
On portion of sales in range of $100M - $200M	6.6%
On portion of sales in range of $200M - $400M	7.5%
On portion of sales in range of $400M - $1.5B	9.4%
On portion of sales greater than $1.5B	9.3%

*	Net royalties due Ligand after payment to Rockefeller University.

Any such royalties may be subject to reduction (e.g., in the event of no patent coverage for the product) and/or may be subject to other terms and conditions set forth in our license agreement with GSK.

Kyprolis (Onyx Pharmaceuticals, a subsidiary of Amgen)
We and Onyx Pharmaceuticals (formerly Proteolix, and now a subsidiary of Amgen, Inc.), entered into a collaboration in 2005 to develop the Captisol-enabled IV formulation of the active ingredient carfilzomib for refractory multiple myeloma. Under this agreement we agreed to sell Captisol to Onyx for use with carfilzomib, and granted an exclusive product-specific license under our patent rights with respect to Captisol. In July 2012, Onyx received accelerated approval from the FDA for Kyprolis (carfilzomib) for injection. Kyprolis is formulated with Ligand’s Captisol technology and is used for the treatment of patients with multiple myeloma who have received at least two prior therapies, including bortezomib and an immunomodulatory agent, and have demonstrated disease progression on or within 60 days of completion of the last therapy. The indication for Kyprolis is based on response rate.
Onyx’s obligation to pay royalties does not expire until four years after the expiration of the last-to-expire patent covering Captisol. Our patents and applications relating to the Captisol component of Kyprolis are not expected to expire until 2033. Our agreement with Onyx may be terminated by either party in the event of material breach or bankruptcy, or unilaterally by Onyx with prior written notice, subject to certain surviving obligations such as placing orders under any binding forecasts. Absent early termination, the agreement will terminate upon expiration of the obligation to pay royalties. Under this agreement, we are entitled to receive remaining milestones of up to $2.5 million, revenue from clinical and commercial Captisol material sales and royalties on annual net sales of Kyprolis as set forth in the following table:

AGGREGATE NET SALES IN EACH CALENDAR YEAR	ROYALTY RATE
Up to, and including, $250 million	1.5%
Above $250 million to $500 million	2.0%
Above $500 million to $750 million	2.5%
Above $750 million	3.0%

Avinza (Pfizer)
We currently receive royalty revenues from Pfizer, Inc., or Pfizer, for sales of the pain therapeutic Avinza®. In February 2007, we completed the sale of our Avinza product line, together with all patent rights and licenses related to Avinza, to King Pharmaceuticals, which was acquired by Pfizer in February 2011. As a result of the sale, we are entitled to receive royalties from Prizer on net sales of Avinza through the term of the relevant patent, which we currently expect to expire on November 25, 2017. Royalties on annual net sales are paid at a rate of 5% on sales up to $200 million, 10% on sales above $200 million and 15% on sales above $250 million. Neither party to the agreement has any ongoing termination rights.
We have multiple partnered programs in our portfolio that are either in or nearing the regulatory approval process. These programs represent the next series of potential royalty generating assets in our portfolio:

Captisol-enabled Melphalan IV (Spectrum Pharmaceuticals, Pivotal, Stem Cell Transplant Conditioning)
In March 2013, we licensed the full world-wide rights to Captisol-enabled melphalan IV to Spectrum Pharmaceuticals, Inc., or Spectrum. The Captisol-enabled, PG-free melphalan program uses a new intravenous formulation of melphalan for the multiple myeloma transplant setting, and has been granted Orphan Designation by the FDA. The formulation avoids the use of propylene glycol, which has been reported to cause renal and cardiac side-effects that limit the ability to deliver higher quantities of therapeutic compounds. The use of the Captisol technology to reformulate melphalan is anticipated to allow for longer administration durations and slower infusion rates, potentially enabling clinicians to safely achieve a higher dose intensity of pre-transplant chemotherapy.
Under the terms of the license agreement, we granted an exclusive license to Spectrum under our patent rights to Captisol relating to the melphalan product. We are eligible to receive over $50 million in potential milestone payments under this agreement, and we are also eligible to receive royalties on future net sales of the Captisol-enabled melphalan product at a royalty rate in the range of 15% to 25%. Spectrum’s obligation to pay royalties will expire at the end of the life of the relevant patents or when a competing product is launched, whichever is earlier, but in no event within ten years of the commercial launch. Our patents and applications relating to the Captisol component of melphalan are not expected to expire until 2033. Absent early termination, the agreement will terminate upon expiration of the obligation to pay royalties. The agreement may be terminated by either party for an uncured material breach or unilaterally by Spectrum by prior written notice. This program has completed enrollment in a pivotal clinical trial.
Biologic Therapeutics Platform (Various Stages of Development)
In April 2013, we acquired a portfolio of possible future royalty and milestone payment rights from Selexis SA, based on over 15 Selexis commercial license agreement programs with various pharmaceutical companies. Under the terms of our Royalty Stream and Milestone Payments Purchase Agreement with Selexis, we are eligible to receive approximately $17 million in milestones and potentially over $40 million in estimated annual royalties from these assets. The payment obligations for the particular programs are set forth in the various underlying commercial license agreements between Selexis and various third parties, which have remaining terms tied to the life of the underlying patents, which we currently expect to be maintained until at least 2026. In return for the rights to these payment streams, we paid Selexis $3.5 million in an upfront cash payment, and expect to make a $1 million cash payment in April 2014 on the first anniversary of the acquisition. Neither we nor Selexis has any ongoing termination rights with respect to our acquisition agreement.
The programs that we acquired in this transaction are based on Selexis’ technology platform for cell line development and scale-up to manufacturing of therapeutic proteins, and relate to pre-commercialized drugs that are currently being developed; the programs should thus require no funding or technological support from us. Selexis retained ownership of the underlying intellectual property for each of these programs. The programs covered by the Selexis transaction include novel biologics programs with Merrimack (MM-121, MM-111, MM-302 and MM-151), Baxter (BAX69), Aveo, CSL and Glenmark and biosimilar programs with Coherus and Biocad.
2.    We note your response to our prior comment 3. Please revise your description of “double-digit” royalties payable under your license agreement with Azure Biotech, Inc. to express the potential royalties in terms of a range within ten percent.
Ligand response:
The Company respectfully advises the Staff that the potential royalties payable under its license agreement with Azure Biotech, Inc., a 5% royalty on future net sales, was set forth in the Company’s response to the Staff’s prior comment 3 and will be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013. However, the Company notes that the royalties payable under its license agreement with Ethicor were not specified in the Company’s previous response. The Company has revised its disclosure regarding the Ethicor license agreement as set forth in its previous response, and will provide substantially the following disclosure in its Annual Report on Form 10-K for the year ended December 31, 2013:
In July 2013, we also entered into a license agreement with Ethicor for the manufacture and distribution of the oral formulation of lasofoxifene in the European Economic Area, Switzerland and the Indian Subcontinent. Under the terms of the agreement, we are entitled to receive potential sales milestones of up to $16 million and a 25% royalty on future net sales. Ethicor plans to supply oral lasofoxifene as an unlicensed medicinal product, which may be requested by healthcare professionals to meet the clinical needs of patients when authorized medicines are unsuitable or contraindicated. In the European Union, there are approximately 37 million women with osteoporosis.
Patent and Proprietary Rights, page 10

3.	We note your response to our prior comment 4. With respect to each patent discussed in this section, please provide sufficient detail about each patent or related group of patents, including:

•	the type of patent protection (e.g., composition of matter, use, etc.); and

•	identification of all commercially important patent jurisdictions.
Ligand response:
In response to the Staff’s comment, the Company will provide substantially the following disclosure in its Annual Report on Form 10-K for the year ended December 31, 2013 in Item 1, “Patents and Proprietary Rights.” For the Staff’s convenience, the Company has attached to this response as Exhibit B a marked copy of the following proposed disclosure to show changes to the proposed disclosure provided in the Company’s prior response to the Staff’s prior comment 4.

Patents and Proprietary Rights
We believe that patents and other proprietary rights are important to our business. Our policy is to file patent applications to protect technology, inventions and improvements to our inventions that are considered important to the development of our business. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position.
Patents are issued or pending for the following key products or product families. The scope and type of patent protection provided by each patent family is defined by the claims in the various patents. The nominal patent expiration dates have been provided. The actual patent term may vary by jurisdiction and depend on a number of factors including potential patent term adjustments, patent term extensions, and terminal disclaimers. For each product or product family, the patents and/or applications referred to are in force in at least the United States, and for most products and product families, the patents and/or applications are also in force in European jurisdictions, Japan and other jurisdictions.
Promacta
Patents covering Promacta are owned by GSK. The United States patent listed in the FDA’s listing of Approved Drug Products with Therapeutic Equivalence Evaluations (the “Orange Book”) relating to Promacta with the latest expiration date is not expected to expire until 2027. The type of patent protection (e.g., composition of matter or use) for each patent listed in the Orange Book and the expiration date for each patent listed in the Orange Book are provided in the following table. In addition, certain related patents in the commercially important jurisdictions of Europe and Japan are identified in the following table.

U.S. Patent No.	U.S. Expiration Date	Type of Protection	Jurisdiction (Expiration Date‡)
U.S. 6,280,959	Oct. 30, 2018	composition of matter and use
U.S. 7,160,870	Nov. 20, 2022	composition of matter and use	EP 1864981 (05/24/21) EP 1294378 (05/24/21) JP 3813875 (05/24/21)
U.S. 7,332,481	May 24, 2021	use	EP 1889838 (05/24/21) JP 4546919 (05/24/21)
U.S. 7,452,874	May 24, 2021	composition of matter and use	EP 1889838 (05/24/21) JP 4546919 (05/24/21)
U.S. 7,473,686	May 24, 2021	composition of matter and use	EP 1864981 (05/24/21) EP 1294378 (05/24/21) JP 3813875 (05/24/21)
U.S. 7,547,719	Jul. 13, 2025	composition of matter and use	EP 1534390 (05/21/23) JP 4612414 (05/21/23)
U.S. 7,790,704	May 24, 2021	use
U.S. 7,795,293	May 21, 2023	use
U.S. 8,052,993	Aug. 1, 2027	composition of matter and use
U.S. 8,052,994	Aug. 1, 2027	composition of matter and use
U.S. 8,052,995	Aug. 1, 2027	composition of matter and use
U.S. 8,062,665	Aug. 1, 2027	composition of matter and use
U.S. 8,071,129	Aug. 1, 2027	composition of matter and use
‡Expiration dates of European and Japanese patents are calculated as 20 years from the earliest nonprovisional filing date to which priority is claimed, and do not take into account extensions that are or may be available in these jurisdictions.

Kyprolis
Patents protecting Kyprolis include those owned by Onyx Pharmaceuticals and those owned by Ligand. The United States patent listed in the Orange Book relating to Kyprolis with the latest expiration date is not expected to expire until 2027. Patents and applications owned by Ligand relating to the Captisol component of Kyprolis are not expected to expire until 2033. The type of patent protection (e.g., composition of matter or use) for each patent listed in the Orange Book and the expiration dates for each patent listed in the Orange Book are provided in the following table. In addition, certain related patents in the commercially important jurisdictions of Europe and Japan are identified in the following table.

U.S. Patent No.	U.S. Expiration Date	Type of Protection	Jurisdiction (Expiration Date‡)
U.S. 7,232,818	Apr. 14, 2025	composition of matter	EP 1745064 (04/14/25)
U.S. 7,417,042	Jun. 7, 2026	composition of matter	EP 1781688 (08/08/25) JP 4743720 (08/08/25)
U.S. 7,491,704	Apr. 14, 2025	use	EP 1745064 (04/14/25)
U.S. 7,737,112	Dec. 7, 2027	composition of matter	EP 1819353 (12/07/25) EP 2260835 (12/07/25) JP 4990155 (12/07/25) JP 5108509 (05/09/25)
U.S. 8,129,346	Dec. 25, 2026	use	EP 1745064 (04/14/25)
U.S. 8,207,125	Apr. 14, 2025	composition of matter	EP 1781688 (08/08/25) JP 4743720 (08/08/25)
U.S. 8,207,126	Apr. 14, 2025	composition of matter and use
U.S. 8,207,127	Apr. 14, 2025	use
U.S. 8,207,297	Apr. 14, 2025	composition of matter and use
‡Expiration dates of European and Japanese patents are calculated as 20 years from the earliest nonprovisional filing date to which priority is claimed, and do not take into account extensions that are or may be available in these jurisdictions.
Avinza
The United States patent listed in the Orange Book relating to the Avinza formulation with the latest expiration date is not expected to expire until 2017; however, applications for generic forms of Avinza have been submitted to the FDA. The type of patent protection (e.g., composition of matter or use) for the patent listed in the Orange Book and the expiration date for the patent is provided in the following table. Certain related patents in other jurisdictions are not identified in the following table, as our royalties are based on sales in the United States.

U.S. Patent No.	U.S. Expiration Date	Type of Protection
U.S. 6,066,339	Nov. 25, 2017	composition of matter

Captisol
Patents and pending patent applications covering Captisol are owned by Ligand. Other patents and pending patent applications covering methods of making Captisol are owned by Ligand or by Pfizer. The patents covering the Captisol product, if issued, with the latest expiration date would not be set to expire until 2033 (see, e.g., WO 2013/130666 (contains composition of matter and use claims; filed Feb. 27, 2013)). Ligand also owns several patents and pending patent applications covering drug products containing Captisol as a component. The type of patent protection (e.g., composition of matter or use) and the expiration dates for several issued patents covering Captisol are provided in the following table. In addition, certain related patents and applications in the commercially important jurisdictions of Europe and Japan are listed in the following table.

U.S. Patent No.	U.S. Expiration Date	Type of Protection	Jurisdiction (Expiration Date‡)
U.S. 8,114,438	Mar. 19, 2028	composition of matter	EP 1755551 (pending) JP 2013028645 (pending)
U.S. 7,629,331	Oct. 26, 2025	composition of matter	EP 1945228 (10/26/25)
U.S. 8,049,003	Dec. 19, 2026	use	EP 2581078 (pending) EP 2583668 (pending) EP 2335707 (pending)
U.S. 7,635,773	Mar. 13, 2029	composition of matter and use	EP 2268269 (pending) JP 4923144 (04/28/29) JP 2012072160 (pending)
U.S. 8,410,077	Sep. 6, 2030*	composition of matter	EP 2268269 (pending) JP 4923144 (04/28/29) JP 2012072160 (pending)
‡ Expiration date of European and Japanese patents are calculated as 20 years from the earliest nonprovisional filing date to which priority is claimed, and do not take into account extensions that are or may be available in these jurisdictions..
*Expiration date is subject to a terminal disclaimer.
Subject to compliance with the terms of the respective agreements, our rights to receive royalty payments under our licenses with our exclusive licensors typically extend for the life of the patents covering such developments. For a discussion of the risks associated with patent and proprietary rights, see below under “Item 1A. Risk Factors.”

* * *
We appreciate the time that you have taken to review our public filings. We expect to file our Annual Report on Form 10-K for the year ended December 31, 2013 on or prior to February 28, 2014, and would appreciate a prompt response in order to enable us to finalize our disclosure with respect to these matters in advance of that filing. Please contact me at (858) 550-7573 if you have any questions.

Sincerely,

/s/ John P. Sharp

John P. Sharp
Chief Financial Officer

cc:    Grant Thornton LLP
Latham & Watkins LLP

Exhibit A

(Marked version of proposed disclosure provided in response to comment 1)

Material Late-Stage Development or Commercial Programs
Promacta (GSK)
GSK’s Promacta (Eltrombopag) is the first oral thrombopoietin (TPO) receptor agonist therapy for the treatment of adult patients with chronic immune (idiopathic) thrombocytopenic purpura, or ITP. In late 2008, the U.S. Food and Drug Administration, or FDA, granted accelerated approval of Promacta for the treatment of thrombocytopenia in patients with chronic ITP, who have had an insufficient response to corticosteroids, immunoglobulins or splenectomy.
In 2010, GSK received approval for Revolade® (eltrombopag/Promacta) from the European Medicines Agency’s Committee for Medicinal Products for Human Use (CHMP) and from the Japanese Ministry of Health, Labour and Welfare for the oral treatment of thrombocytopenia (reduced platelet count) in adults with the blood disorder chronic ITP.
In February 2011, the FDA granted GSK full approval status for Promacta in the United States following the submission of long-term safety data from post-marketing clinical studies, as well as the completion of other commitments that verify the clinical benefit to patients. Additionally, it was reported in November 2011 that the Risk Evaluation and Mitigation Strategies (REMS) program that Promacta had been operating under in the United States was being significantly reduced in scope by the FDA due to data that had been submitted by GSK demonstrating the long-term safety of Promacta.
In November 2012, the FDA approved Promacta for the treatment of thrombocytopenia (low blood platelet counts) in patients with chronic hepatitis C to allow them to initiate and maintain interferon-based therapy. Promacta is the first supportive care treatment available to patients who are ineligible or poor candidates for interferon-based therapy due to their low blood platelet counts. Promacta in combination with interferon-based therapy has been shown to improve a patient’s chance of achieving a sustained virologic response (SVR) or viral cure.
In September 2013, GSK received Marketing Authorization from the European Commission for an additional Revolade (eltrombopag/Promacta) indication as the first approved treatment for chronic Hepatitis C-associated thrombocytopenia.
GSK is conducting clinical studies of Promacta for various indications, including oncology-related indications.
Promacta is authorized for use in 95 countries.
We entered into a Research, Development and License Agreement with SmithKline Beecham Corporation (now GSK) on December 29, 1994. The purpose of the agreement was to engage in a joint research and development effort to discover and/or design small molecule compounds which act as MODULATORS of certain STATS, to develop pharmaceutical products from such compounds and to commercialize products resulting from the joint research and development. We granted an exclusive license under our patent rights to any product developed from the joint research. GSK has listed a patent in the FDA’s Orange Book for Promacta with an expiration date in 2027~~. Our license agreement with GSK may be terminated by GSK or by us~~, and we are entitled to receive royalties related to Promacta under this license as set forth below. The obligation to pay royalties lasts during the life or the relevant patents or at a reduced rate for ten years from the first commercial sale, whichever is longer, on a country-by-country basis. Absent early termination for bankruptcy or material breach, the term of the agreement expires upon expiration of the obligation to pay royalties. Either party may terminate the agreement in the event of bankruptcy or ~~upon~~ material breach ~~by the other party~~. There are no remaining milestones to be paid under the agreement. We are entitled to receive royalties on annual net sales of Promacta as set forth in the following table:

AGGREGATE NET SALES IN EACH CALENDAR YEAR	ROYALTY RATE*
Less than $100M annual sales	4.7%
On portion of sales in range of $100M - $200M	6.6%
On portion of sales in range of $200M - $400M	7.5%
On portion of sales in range of $400M - $1.5B	9.4%
On portion of sales greater than $1.5B	9.3%

*	Net royalties due Ligand after payment to Rockefeller University.

Any such royalties may be subject to reduction (e.g., in the event of no patent coverage for the product) and/or may be subject to other terms and conditions set forth in our license agreement with GSK.
Kyprolis (Onyx Pharmaceuticals, a subsidiary of Amgen)
We and Onyx Pharmaceuticals (formerly Proteolix~~)~~, and now a subsidiary of Amgen, Inc.), entered into a collaboration in 2005 to develop the Captisol-enabled IV formulation of the active ingredient carfilzomib for refractory multiple myeloma. Under this agreement we agreed to sell Captisol to Onyx for use with carfilzomib, and granted an exclusive product-specific license under our patent rights with respect to Captisol. In July 2012, Onyx received accelerated approval from the FDA for Kyprolis (~~Carfilzomib~~carfilzomib) for injection. Kyprolis is formulated with Ligand’s Captisol technology and is used for the treatment of patients with multiple myeloma who have received at least two prior therapies, including bortezomib and an immunomodulatory agent, and have demonstrated disease progression on or within 60 days of completion of the last therapy. The indication for Kyprolis is based on response rate.
Onyx’s obligation to pay royalties does not expire until four years after the expiration of the last-to-expire patent covering Captisol. ~~The~~Our patents and applications relating to the

Captisol component of Kyprolis are not expected to expire until 2033. Our agreement with Onyx may be terminated by either party in the event of material breach or bankruptcy, or unilaterally by Onyx with prior written notice, subject to certain surviving obligations such as placing orders under any binding forecasts. Absent early termination, the agreement will terminate upon expiration of the obligation to pay royalties. Under this agreement, we are entitled to receive remaining milestones of up to $~~3.5~~2.5 million, revenue from clinical and commercial Captisol material sales and royalties on annual net sales of Kyprolis as set forth in the following table:

AGGREGATE NET SALES IN EACH CALENDAR YEAR	ROYALTY RATE
Up to, and including, $250 million	1.5%
Above $25~~1~~0 million to $500 million	2.0%
Above $50~~1~~0 million to $750 million	2.5%
Above $750 million	3.0%

Avinza (Pfizer)
We currently receive royalty revenues from Pfizer, Inc., or Pfizer, for sales of the pain therapeutic Avinza®. In February 2007, we completed the sale of our Avinza product line, together with all patent rights and licenses related to Avinza, to King Pharmaceuticals, which was acquired by Pfizer in February 2011. As a result of the sale, we are entitled to receive royalties from Prizer on ~~the~~ net sales of Avinza through the term of the relevant patent, which we currently expect to expire ~~in~~on November 25, 2017. Royalties on annual net sales are paid at a rate of 5% on sales up to $200 million, 10% on sales above $200 million and 15% on sales above $250 million. Neither party to the agreement has any ongoing termination rights.
We have multiple partnered programs in our portfolio that are either in or nearing the regulatory approval process. These programs represent the next series of potential royalty generating assets in our portfolio~~.~~:
Captisol-enabled Melphalan IV (Spectrum Pharmaceuticals, Pivotal, Stem Cell Transplant Conditioning)
In March 2013, we licensed the full world-wide rights to Captisol-enabled melphalan IV to Spectrum Pharmaceuticals, Inc., or Spectrum. The Captisol-enabled, PG-free melphalan program uses a new intravenous formulation of melphalan for the multiple myeloma transplant setting, and has been granted Orphan Designation by the FDA. The formulation avoids the use of propylene glycol, which has been reported to cause renal and cardiac side-effects that limit the ability to deliver higher quantities of therapeutic compounds. The use of the Captisol technology to reformulate melphalan is anticipated to allow for longer administration durations and slower infusion rates, potentially enabling clinicians to safely achieve a higher dose intensity of pre-transplant chemotherapy.

Under the terms of the license agreement, we granted an exclusive license to Spectrum under our patent rights to Captisol relating to the melphalan product. We are eligible to receive over $50 million in potential milestone payments~~. We~~ under this agreement, and we are also eligible to receive royalties on future net sales of the Captisol-enabled melphalan product~~. The~~ at a royalty rate ~~is~~ in the range of 15% to 25% ~~for so long as Captisol has patent coverage in the applicable jurisdiction~~. Spectrum’s obligation to pay royalties will expire at the end of the life of the relevant patents or when a competing product is launched, whichever is earlier, but in no event within ten years of the commercial launch. Our patents and applications relating to the Captisol component of melphalan are not expected to expire until 2033. Absent early termination, the agreement will terminate upon expiration of the obligation to pay royalties. The agreement may be terminated by either party for an uncured material breach or unilaterally by Spectrum by prior written notice. This program has completed enrollment in a pivotal clinical trial.
Biologic Therapeutics Platform (Various Stages of Development)
In April 2013, we acquired a portfolio of possible future royalty and milestone payment rights from Selexis SA, based on over 15 Selexis commercial license agreement programs with various pharmaceutical companies. ~~We~~Under the terms of our Royalty Stream and Milestone Payments Purchase Agreement with Selexis, we are eligible to receive approximately $17 million in milestones and potentially over $40 million in estimated annual royalties from these assets. The payment obligations for the particular programs are set forth in the various underlying commercial license agreements between Selexis and various third parties, which have remaining terms tied to the life of the underlying patents, which we currently expect to be maintained until at least 2026. In return for the rights to these payment streams, we paid Selexis $3.5 million in an upfront cash payment, and expect to make a $1 million cash payment in April 2014 on the first anniversary of the ~~closing.~~acquisition. Neither we nor Selexis has any ongoing termination rights with respect to our acquisition agreement.
The programs that ~~were the subject of~~we acquired in this transaction are based on Selexis’ technology platform for cell line development and scale-up to manufacturing of therapeutic proteins, and relate to pre-commercialized drugs that are currently being developed~~, and~~; the programs should thus require no funding or technological support from us. Selexis retained ownership of the underlying intellectual property for each of these programs. The programs covered by the Selexis transaction include novel biologics programs with Merrimack (MM-121, MM-111, MM-302 and MM-151), Baxter (BAX69), Aveo, CSL and Glenmark and biosimilar programs with Coherus and Biocad.

Exhibit B

(Marked version of proposed disclosure provided in response to comment 3)

Patents and Proprietary Rights
We believe that patents and other proprietary rights are important to our business. Our policy is to file patent applications to protect technology, inventions and improvements to our inventions that are considered important to the development of our business. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position.
Patents are issued or pending for the following key products or product families. The scope and type of patent protection provided by each patent family is defined by the claims in the various patents. The nominal patent expiration dates have been provided. The actual patent term may vary by jurisdiction and depend on a number of factors including potential patent term adjustments, patent term extensions, and terminal disclaimers. For each product or product family, the patents and/or applications referred to are in force in at least the United States, and for most products and product families, the patents and/or applications are also in force in European jurisdictions, Japan and other ~~commercially important~~ jurisdictions.
Promacta
Patents covering Promacta are owned by GSK. The United States patent listed in the FDA’s listing of Approved Drug Products with Therapeutic Equivalence Evaluations (the “Orange Book”) relating to Promacta with the latest expiration date is not expected to expire until 2027. The type of patent protection (e.g., composition of matter or use) for each patent listed in the Orange Book and the expiration date for each patent listed in the Orange Book are provided in the following table. In addition, certain related patents in the commercially important jurisdictions of Europe and Japan are identified in the following table.

U.S. Patent No.	U.S. Expiration Date	Type of Protection	Jurisdiction (Expiration Date‡)
U.S. 6,280,959	Oct. 30, 2018	composition of matter and use
U.S. 7,160,870	Nov. 20, 2022	composition of matter and use	EP 1864981 (05/24/21) EP 1294378 (05/24/21) JP 3813875 (05/24/21)
U.S. 7,332,481	May 24, 2021	use	EP 1889838 (05/24/21) JP 4546919 (05/24/21)
U.S. 7,452,874	May 24, 2021	composition of matter and use	EP 1889838 (05/24/21) JP 4546919 (05/24/21)
U.S. 7,473,686	May 24, 2021	composition of matter and use	EP 1864981 (05/24/21) EP 1294378 (05/24/21) JP 3813875 (05/24/21)
U.S. 7,547,719	Jul. 13, 2025	composition of matter and use	EP 1534390 (05/21/23) JP 4612414 (05/21/23)
U.S. 7,790,704	May 24, 2021	use
U.S. 7,795,293	May 21, 2023	use
U.S. 8,052,993	Aug. 1, 2027	composition of matter and use
U.S. 8,052,994	Aug. 1, 2027	composition of matter and use
U.S. 8,052,995	Aug. 1, 2027	composition of matter and use
U.S. 8,062,665	Aug. 1, 2027	composition of matter and use
U.S. 8,071,129	Aug. 1, 2027	composition of matter and use
‡Expiration dates of European and Japanese patents are calculated as 20 years from the earliest nonprovisional filing date to which priority is claimed, and do not take into account extensions that are or may be available in these jurisdictions.

Kyprolis
Patents protecting Kyprolis include those owned by Onyx Pharmaceuticals and those owned by Ligand. The United States patent listed in the Orange Book relating to Kyprolis with the latest expiration date is not expected to expire until 2027. Patents and applications owned by Ligand relating to the Captisol component of Kyprolis are not expected to expire until 2033. The type of patent protection (e.g., composition of matter or use) for each patent listed in the Orange Book and the expiration dates for each patent listed in the Orange Book are provided in the following table. In addition, certain related patents in the commercially important jurisdictions of Europe and Japan are identified in the following table.

U.S. Patent No.	U.S. Expiration Date	Type of Protection	Jurisdiction (Expiration Date‡)
U.S. 7,232,818	Apr. 14, 2025	composition of matter	EP 1745064 (04/14/25)
U.S. 7,417,042	Jun. 7, 2026	composition of matter	EP 1781688 (08/08/25) JP 4743720 (08/08/25)
U.S. 7,491,704	Apr. 14, 2025	use	EP 1745064 (04/14/25)
U.S. 7,737,112	Dec. 7, 2027	composition of matter	EP 1819353 (12/07/25) EP 2260835 (12/07/25) JP 4990155 (12/07/25) JP 5108509 (05/09/25)
U.S. 8,129,346	Dec. 25, 2026	use	EP 1745064 (04/14/25)
U.S. 8,207,125	Apr. 14, 2025	composition of matter	EP 1781688 (08/08/25) JP 4743720 (08/08/25)
U.S. 8,207,126	Apr. 14, 2025	composition of matter and use
U.S. 8,207,127	Apr. 14, 2025	use
U.S. 8,207,297	Apr. 14, 2025	composition of matter and use
‡Expiration dates of European and Japanese patents are calculated as 20 years from the earliest nonprovisional filing date to which priority is claimed, and do not take into account extensions that are or may be available in these jurisdictions.
Avinza
The United States patent listed in the Orange Book relating to the Avinza formulation with the latest expiration date is not expected to expire until 2017; however, applications for generic forms of Avinza have been submitted to the FDA. The type of patent protection (e.g., composition of matter or use) for the patent listed in the Orange Book and the expiration date for the patent is provided in the following table. Certain related patents in other jurisdictions are not identified in the following table, as our royalties are based on sales in the United States.

U.S. Patent No.	U.S. Expiration Date	Type of Protection
U.S. 6,066,339	Nov. 25, 2017	composition of matter

Captisol
Patents and pending patent applications covering Captisol are owned by Ligand. Other patents and pending patent applications covering methods of making Captisol are owned by Ligand or by Pfizer. The patents covering the Captisol product, if issued, with the latest expiration date would not be set to expire until 2033 (see, e.g., WO 2013/130666 (contains composition of matter and use claims; filed Feb. 27, 2013)). Ligand also owns several patents and pending patent applications covering drug products containing Captisol as a component. The type of patent protection (e.g., composition of matter or use) and the expiration dates for several issued patents covering Captisol are provided in the following table. In addition, certain related patents and applications in the commercially important jurisdictions of Europe and Japan are listed in the following table.

U.S. Patent No.	U.S. Expiration Date	Type of Protection	Jurisdiction (Expiration Date‡)
U.S. 8,114,438	Mar. 19, 2028	composition of matter	EP 1755551 (pending) JP 2013028645 (pending)
U.S. 7,629,331	Oct. 26, 2025	composition of matter	EP 1945228 (10/26/25)
U.S. 8,049,003	Dec. 19, 2026	use	EP 2581078 (pending) EP 2583668 (pending) EP 2335707 (pending)
U.S. 7,635,773	Mar. 13, 2029	composition of matter and use	EP 2268269 (pending) JP 4923144 (04/28/29) JP 2012072160 (pending)
U.S. 8,410,077	Sep. 6, 2030*	composition of matter	EP 2268269 (pending) JP 4923144 (04/28/29) JP 2012072160 (pending)
‡ Expiration date of European and Japanese patents are calculated as 20 years from the earliest nonprovisional filing date to which priority is claimed, and do not take into account extensions that are or may be available in these jurisdictions..
*Expiration date is subject to a terminal disclaimer.
Subject to compliance with the terms of the respective agreements, our rights to receive royalty payments under our licenses with our exclusive licensors typically extend for the life of the patents covering such developments. For a discussion of the risks associated with patent and proprietary rights, see below under “Item 1A. Risk Factors.”